Brian J. Kearns Chief Financial Officer 9000 State Road Philadelphia, PA 19136

June 10, 2008

Jim B. Rosenberg

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Dear Mr. Rosenberg:

I am providing you with this letter in response to your April 18, 2008 comment letter to Lannett Company.  For your convenience, we included your comments in numerical order along with our corresponding responses.

We trust you will find our responses to your comment letter to be consistent with our desire to best serve Lannett shareholders and the investment community as a whole.

We look forward to working with you to address any additional questions or comments you may have.

Sincerely,

/s/ Brian J. Kearns

Brian J. Kearns

cc. Mark Brunhofer

Lannett Company, Inc.   9000 State Road   Philadelphia, PA 19136   phone 215-333-9000

Lannett Company, Inc.

April 18, 2008 SEC Comment Letter

Responses as of June 9, 2008

SEC Comment # 1a:

We acknowledge your response to our previous comment 2a.  Please address the following additional comments:  Although you assert that you met the business scope exception of paragraph 4h of FIN 46(R) at your purchase of the 12.5% interest in Cody Labs and the initial $2 million loan, footnote 2 to this paragraph indicates that the business exception must be reevaluated each reporting period.  In this regard, please explain to us how the cessation of manufacturing and sale at Cody Labs during the fourth quarter of fiscal 2006 does not preclude the business scope exception consistent with the guidance in paragraphs C3, C5 and C8 of FIN 46(R).  Assuming that Cody Labs after cessation of manufacturing and sales does not qualify as a business and therefore fails to meet the business scope exception, please explain to us whether Cody Labs is a variable interest entity, whether your loans to Cody Labs qualify as variable interests and whether you are the primary beneficiary.  Please reference for us the authoritative literature you rely upon to support your accounting.

Response:

Initial Evaluation of the “Business Scope Exception”

Upon making our 12.5% equity investment in Cody Labs in July 2005, we performed an analysis to determine whether the investment was a variable interest entity, subject to the provisions of  FASB Interpretations 46(R): Consolidation of Variable Interest Entities - An Interpretation of ARB No. 51 (FIN 46(R)).  As explained in our previous response dated March 14, 2008, we determined that based on that analysis, our investment in Cody Labs qualified for the “business scope exception” described in paragraph 4(h) of FIN 46(R) and was therefore not subject to the provisions of FIN 46(R).

In making that determination, we had concluded that at the time we made the 12.5% investment, Cody Labs met the definition of a business as defined in paragraph C4 of FIN 46(R).  At that time, Cody Labs was a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors.  Cody Labs was founded in 2000, and produces narcotic and non-narcotic active pharmaceutical ingredients (APIs), which are substances in a drug that is pharmaceutically active. The Company’s primary products such as Hydromorphone, Morphine, Cocaine, and Glycopyrrolate, are highly regulated by the U.S. Food and Drug Administration (FDA) and the Drug Enforcement Agency (DEA). Cody sells to Lannett and other drug manufacturers. Cody’s business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues.  At the time of Lannett’s 12.5% equity investment, Cody Labs had:

•      Inputs:

•      approximately 40 full-time employees

•      assets with a carrying value of approximately $1.5 million, including $0.9 million of property and equipment and $0.6 million of inventories and accounts receivable.

•      Processes applied to those inputs:

•      a management team, responsible for the establishment of the company’s strategic direction, the allocation of resources and the day-to-day manufacturing operations

•      an established infrastructure to support manufacturing operations

•      Outputs:

•      sales for the prior twelve months of approximately $2.2 million, of which, roughly two thirds were to customers other than Lannett

•      approximately 12 active customers

Re-evaluation of the business scope exception upon cessation of manufacturing operations.

Paragraph C8 of FIN 46(R) states that the determination of whether a set of assets and activities is or is not a business is a three step process.  First the evaluator of such must identify the elements in the set.  Second the evaluator needs to compare the elements in the set with the complete set of elements necessary to conduct normal business in order to identify any missing elements.  Third, if the evaluator concludes that there are missing elements, a determination must be made if the missing elements are considered significant and would preclude the operation from be considered a business.  Management does not believe that any of the elements suggested and included in the guidance are in fact missing from Cody Labs.

The Company has demonstrated that it possesses a set of activities and assets to be a business, and contains all of the inputs and processes necessary for it to conduct normal operations, which include the ability to sustain a revenue stream by providing its outputs to customers.

We believed the cessation of manufacturing during the fourth quarter of fiscal year 2006 was a temporary event, and did not materially alter the set of activities Cody Labs already had in place to conduct operations. The company still had all of the 1) inputs (property and equipment, technical know-how, patents and employees) 2) operational and management processes and 3) ability to produce outputs and obtain access to customers that were required to give the company the capability to manufacture and sell its products.  Moreover, we believed that the degree of difficulty and level of investment necessary to remediate the deficiencies identified by the FDA and DEA did not represent a significant barrier under which operations would be disrupted permanently or for a long period of time. Although Cody Labs did undertake remediation effort as a result of the FDA warning letter, the work that was performed was largely anticipated at the time of Lannett’s equity investment in Cody Labs, although the amount of time needed to complete the work was underestimated.

Management recognizes that the business scope exception must be reevaluated at each reporting period according to footnote 2 of paragraph 4h of FIN 46(R).  Management performed such reevaluation for each three month period subsequent to Lannett’s equity investment in Cody Labs and concluded that Cody Labs had the inputs, processes and ability to produce outputs to qualify as a business for each of these periods.

Cody Labs maintained full employment levels during the remediation work with roughly 35 to 40 full time employees throughout the remediation period.  Importantly, the FDA warning letter did not require cessation of manufacturing, but Cody Labs management decided such approach was in the best interest of the Company.  Therefore, Cody Labs still had the ability to produce outputs and access customers, even though management decided to dedicate efforts to remediation.

Given the temporary nature of the shutdown of operations, we believe the set of activities continued to meet the definition of a business during the shutdown period.  Although Cody operations were temporarily suspended, we believe that (with the exception of the requirement to remediate the FDA and DEA deficiencies), Cody Labs continued to have all of the elements listed in paragraph C4 of FIN 46(R) (inputs, processes and outputs) that are required to give the Company the ability to “conduct normal operations and sustain a revenue stream by providing its products or services or both to customer.”  As of today, remediation of the cGMP deficiencies is materially complete and manufacturing of products has resumed.  We consider any remaining open items to be minor (based on the degree of difficulty and the level of investment necessary to obtain access to or to acquire the missing item(s)), and as such, we believe that Cody’s set of activities was and is capable of conducting normal operations and therefore meets the definition of a business as defined in paragraph C4.  Our assessment of whether the open items are minor considers such factors as the time frame, the level of effort and the cost to remediate.

VIE Analysis Assuming Business Scope Exception is Not Met

Notwithstanding management’s demonstration that Cody Labs was and continued to be a business and was therefore appropriately excluded from application of FIN 46(R) under the business scope exception, management evaluated additional factors of consideration regarding potential consolidation under FIN 46R, assuming the business scope exception did not apply.

This additional analysis was prepared and reviewed from an academic perspective to provide a “what if” scenario regarding potential application of FIN 46(R).  First, we evaluated whether or not Cody Labs was a variable interest entity (“VIE”).  Second, we evaluated whether or not Lannett’s loans to Cody Labs qualified as variable interests.  Third, we evaluated if Lannett was the primary beneficiary of Cody Labs operations.  Finally, we evaluated the materiality of a potential consolidation.

Variable Interest Entity Analysis

A variable interest entity is an entity that meets any one of the following conditions:

•      There is an insufficient amount of equity to finance the entity’s activities without additional subordinated financial support from any party, including equity investors; This condition is not met regarding Cody Labs at the time of Lannett’s initial equity investment since Cody Labs was sufficiently capitalized to have 40 employees, 12 customers and over $2 million annual sales.  In addition, Lannett’s loans to Cody Labs were not subordinated and were fully backed by all assets at Cody Labs.  According to paragraph 7 of FIN 46(R), ““An entity that previously was not subject to this Interpretation shall not become subject to it simply because of losses in excess of its expected losses that reduce the equity investment.”  Therefore, the losses incurred as a result of Cody Labs’ FDA remediation would not appropriately result in a reconsideration of whether or not Cody Labs was a VIE.

•      Equity investors, as a group, do not have the direct or indirect ability to make decisions that significantly affect the success of the entity through voting rights or similar rights; This condition is not met regarding Cody Labs since Cody Labs’ equity investors, as a group, did possess the rights to make decisions to affect success of the entity.  Cody Labs equity holders and management continued to make such decisions throughout the remediation process.

•      Substantially all of the entity’s activities involve or are conducted on behalf of the investor and its related parties that have disproportionately fewer voting rights than its proportionate share of expected losses or expected residual returns; This condition is not met regarding Cody Labs since at the time of Lannett’s investment its purchases from Cody Labs did not exceed roughly half of total sales.  Therefore, it would be inappropriate to conclude that substantially all of Cody Labs activities were conducted on Lannett’s behalf.

•      Equity investors as a group do not have the obligation to absorb the entity’s expected losses, or do not have the rights to the entity’s expected residual returns. This condition is not met for Cody Labs since the equity investors had the obligation to absorb expected losses and the right to receive the expected residual returns in direct proportion to their equity ownership.

As a result of the analysis above, management concludes that Cody Labs was not a VIE.  Therefore, application of FIN 46(R) is not appropriate.  However, for academic purposes we move on to the next level of analysis in determining whether or not Lannett’s loans to Cody Labs qualify as variable interests.

Analysis of Variable Interests

Did Lannett hold a variable interest in Cody Labs?

Lannett made a 12.5% equity investment in Cody Labs in July 2005.  In addition, Lannett provided Cody Labs with loans and advances that were not subordinated to any other loans and were backed by all assets of Cody Labs as collateral.  Lannett perfected these security interests by filing UCC claims.

To the extent that common equity and long term liabilities, including long term debt, may be considered variable interests by definition, Lannett’s equity and loans to Cody Labs would be considered variable interests.  This is the case concerning the equity because the very nature of equity is to absorb losses and retain rights to returns.  Lannett’s equity in Cody Labs was of the same class of common equity as all other Cody Labs shareholders.  Lannett’s loans to Cody Labs may be considered to be variable interests because a debt holder’s interests may absorb some variability in an entities assets in that the debt holder is exposed to that entities ability to pay (i.e. credit risk) and/or fluctuations in benchmark interest rates (i.e. interest rate risk).  However, the loans to Cody Labs were not designed to absorb or receive Cody Labs’ variability, which is the distinguishing characteristic of a variable interest in a VIE.  Importantly, there was no guarantee of future financial support provided to Cody Labs either in writing or verbally.  There was no arrangement either in writing or verbally where either party would absorb the entities expected losses or receive the entities expected residual returns disproportionate to either party’s share of equity ownership.

Although management determined the application of FIN 46(R) is not appropriate since Lannett did not hold a variable interest in a VIE, for academic purposes we move on to the next level of analysis in determining whether or not Lannett should consolidate Cody Labs as a result of FIN 46(R) assuming Lannett did have a variable interest in a VIE.  The next step in our analysis is to determine whether or not Lannett should be considered to be the primary beneficiary of Cody Labs efforts.

Analysis of Primary Beneficiary

Cody Labs was not designed or redesigned so that its activities would involve or be conducted primarily for the benefit of Lannett. While Lannett represented approximately 30% of Cody Labs’ sales in the year preceding the equity investment and roughly 50% in the year of the investment, this sales mix does not rise to the level of a primary beneficiary.  At the time of the equity investment, Cody Labs projections indicated that Lannett was expected to be roughly 35% of Cody sales in 2006.  Additionally, Cody Labs did not perform any work for Lannett that they would not perform for another customer upon request.

There was no arrangement either in writing or verbally where either party would absorb a majority of the entities expected losses or would be entitled to receive a majority of the entities expected residual returns.  As previously stated, at the time of Lannett’s equity investment, Cody Labs had roughly $2 million annual sales, 12 customers and 40 employees.  Although Lannett did continue to provide loans to Cody Labs for some period of time, Lannett did not make any commitment or guarantee to continue such loans or any commitment or guarantee to absorb a disproportionate share of losses in any way.  Furthermore, Lannett did not have any agreement in place, either written or verbal, that would allow the retention of a disproportionate share of residual returns.  Management believes it is unreasonable to conclude that Lannett was the primary beneficiary of Cody Labs activities given these facts and circumstances.

As a result of this analysis of facts and circumstances, management concluded that Lannett was not the primary beneficiary of Cody Labs operations.  However, for academic purposes we move on to the next level of analysis in determining whether or not Lannett should restate prior period financial statements assuming Cody Labs was a VIE, the loans qualified as variable interests and Lannett was a primary beneficiary.

Materiality

Management prepared unaudited restated financial results including the consolidation of Cody Labs operations from the three months ended December 31, 2006 through acquisition date of April 10, 2007 in an effort to quantify the potential restatement amounts that may result from the application of FIN 46(R).  Management determined that the restated financials are not materially different from those currently reported up until the point of impairment of Cody Labs’ debt that occurred in the three months ended March 31, 2007.  Specifically, pre tax income for the three month period ending December 31, 2006 would increase approximately $500 (five hundred dollars) as the 12.5% minority interest expense would be offset by eliminated interest income on the outstanding loans to Cody Labs at the time.  Pre tax income from operations for three months ended March 31, 2007 would decrease by $7,750,494 and pre tax loss for the three months ended June 30, 2007 would decrease $22,535, or 1% of pre tax income.  As a result of analyzing the required adjustments resulting from the consolidation of Cody Labs, management determined such adjustments to be not material to Lannett’s financial statements with the exception of the impairment of Cody Labs debt.  Please see Appendix A - Lannett Income Statement including Cody Labs consolidation and Appendix B - Lannett Balance Sheet including Cody Labs consolidation for detailed Original (currently reported) and Revised (including full Cody Labs consolidation).

From a qualitative perspective, management does not believe a consolidation of Cody Labs financial results and thus the potential elimination of the $7.8 million impairment of Cody Labs debt would increase an investors understanding of Lannett’s operating performance or financial position.  Furthermore, if the impairment of debt was eliminated through consolidation, there would be a write down of fixed assets under FAS 144 along with certain inventory write downs at that same time that would decrease the materiality of the impairment of debt adjustment.  Importantly, Cody Labs financial results have been fully consolidated since Lannett’s acquisition on April 10, 2007.  As a result, management does not believe such adjustment rises to the level of materiality.

In conclusion, management determined that Lannett’s investment in Cody Labs qualified for the “business scope exception” described in paragraph 4(h) of FIN 46(R) and was therefore not subject to the provisions of FIN 46(R) at each reporting period.  In addition, management determined that Cody Labs was not a variable interest entity and the loans to Cody Labs did not qualify as variable interests in a VIE.  Furthermore, management determined that Lannett would not have been the primary beneficiary of Cody Labs operations and resulting adjustments to reflect the consolidation of Cody Labs would not be qualitatively material to Lannett’s financial statements.

SEC Comment # 1b:

Please clarify for us whether at any point in your relationship with Cody Labs you committed to fund future operating losses or remedial efforts.

Response:

Lannett did not make written or verbal commitments to Cody Labs to fund future operating losses or to fund future remediation efforts.

SEC Comment # 1c:

Please explain to us the nature of the liabilities that comprise the difference from your disclosed $11.73 million of total of loans and payables due you from Cody Labs and the $10.51 million of loans as indicated in your response.  In your response, please explain to us the impact of these additional liabilities on your FIN 46(R) assessment and reference the authoritative literature you relied upon to support your accounting.

Response:

The difference between the $11.7 million and the $10.5 million was a $1.2 million prepaid asset (identified on page three of Lannett’s March 14, 2008 response letter at the top of the loan table).  This prepaid asset reflected purchased Cody active pharmaceutical ingredients including Phentermine, Oxycodone and Glycopyrrolate that were paid for but not delivered to Lannett.  This prepaid asset was recognized and disclosed on Lannett’s financial statement as part of Lannett’s other current assets.  In the process of management’s analysis and the FIN 46(R) assessment process, this prepaid was viewed as similar to inventory in nature and as a result was not included in the formal FIN 46(R) assessment.  However, if the prepaid asset had been viewed as a secured loan, or even more loosely as an unsecured loan, it would not have resulted in a different accounting treatment for FIN 46(R) purposes.  There were no reporting periods subsequent to the initial equity investment in Cody Labs up to the impairment of the loan, in which the total amount of outstanding loans, including all advances such as this identified prepaid asset, exceeded 50% of the $30 million enterprise value of Cody Labs.

SEC Comment # 2a:

Please explain to us why your estimate of the enterprise value of Cody Labs decreased from approximately $30 million at December 31, 2006 to $4.4 million at April 10, 2007.  In this regard, please explain any material differences in valuation methodologies as well as material changes in assumptions.

Response:

There were two fundamental assumptions regarding the valuation of Cody Labs that changed between December 31, 2006 and April 10, 2007.  First, it was determined that additional remediation efforts would be required at Cody Labs in order to bring operating performance up to Lannett Company standards of an active pharmaceutical ingredient supplier.  The level of remediation expected at the end of March 2007 exceeded the level of remediation initially projected.

Lannett management determined at that time that no additional advances would be made to Cody Labs.  Since Cody Labs’ ability to remediate and return to profitable operations was dependent upon its ability to secure additional operating capital to fund such remediation, management determined that Cody Labs was on the verge of insolvency as it became increasingly clear to management that Cody Labs would be unable to secure such funding on its own.  When this determination was made, the projected cash flow of the Company was reduced accordingly.

Second, management determined that it was unlikely the DEA would grant an importing license to a company that was on the verge of insolvency.  Therefore, management no longer expected Cody Labs to receive the importing license, which we had previously valued at approximately $30 million.

A third party valuation firm was engaged to assist us to develop a valuation of Cody Labs based on our revised cash flow forecasts and our expectations that it was improbable that the import license would be granted.  The resulting enterprise value of Cody Labs was $4.4 million, roughly equal to the fair value of Cody Labs’ net tangible assets.  This is the amount management determined to be the value of Cody Labs at the time of the acquisition.

SEC Comment # 2b:

On page 11 of your response you indicate that you restated your March 31, 2007 financial statements to record your loan receivable impairment because essentially the same facts and circumstances existed as of March 31, 2007 as at April 10, 2007.  Please provide us a chronology of the events that occurred before April 1, 2007 that led to the impairment at March 31, 2007.

Response:

In the fiscal fourth quarter of 2006, Cody Labs received a warning letter from FDA indicating operations were not in compliance with current Good Manufacturing Practices (cGMP) and Cody Labs temporarily suspended operations to focus efforts on addressing deficiencies.  Lannett was engaged as a consultant to assist Cody Labs with remediation efforts of cGMP deficiencies based on Lannett’s experience working with FDA requirements and technical know how.  At no point did Lannett make verbal or written commitments to fund the Cody Labs remediation.  Such remediation activities at Cody Labs continued from that time through the April 10, 2007 acquisition date.

There was no clear external triggering event that led to the determination of the impairment of the debt, other than management’s assessment that Cody Labs was unable to secure additional capital for required remediation and was therefore on the verge of insolvency.  This determination, in addition to management’s increasing lack of confidence that Cody Labs would be granted the DEA importing license, was made in March 2007 and was considered to be the triggering event that resulted in the impairment of the loans to Cody Labs.

SEC Comment # 3:

In your response to our previous comment 2c you reference the guidance in SFAS 141 in your response.  Please explain to us how your acquisition of Cody Labs qualifies as a business under paragraph 9 of SFAS 141 and EITF 98-3.

Response:

Paragraph 6 of EITF 98-3 defines a business as:

“a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers.

The elements necessary for a transferred set to continue to conduct normal operations will vary by industry and by the operating strategies of the transferred set. An evaluation of the necessary elements should consider:

Inputs

a.              Long-lived assets, including intangible assets, or rights to the use of long-lived assets.

b.              Intellectual property.

c.               The ability to obtain access to necessary materials or rights.

d.              Employees.

Processes

e.               The existence of systems, standards, protocols, conventions, and rules that act to define the processes necessary for normal, self-sustaining operations, such as (i) strategic management processes, (ii) operational processes, and (iii) resource management processes.

Outputs

f.                 The ability to obtain access to the customers that purchase the outputs of the transferred set.”

Cody Labs qualifies as a business in the above-referenced authoritative accounting literature because Cody Labs is an integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. The Company was founded in 2000, and produces narcotic and non-narcotic active pharmaceutical ingredients. The Company’s primary products are Hydromorphone, Morphine, Cocaine, and Glycopyrrolate. Cody has a history of selling such products to Lannett and other drug manufacturers.  Cody’s business consists of (a) inputs, including employees and tangible assets (b) an established infrastructure and processes applied to those inputs, and (c) resulting outputs that are used to generate revenues or at least the ability to obtain access to the customers that would purchase its outputs.  Cody Labs had approximately 35-40 full-time employees and assets of roughly $4.4 million at the time the company was acquired by Lannett on April 10, 2007.

Cody Labs has demonstrated that it possesses a set of activities and assets to be a business, and contains all of the inputs and processes necessary for it to conduct normal operations, which include the ability to sustain a revenue stream by providing its outputs to customers.

SEC Comment #4:

On page 22 of your original March 31, 2007 Form 10-Q you indicate that you anticipated recording a significant intangible asset or goodwill in the acquisition.  In response to our previous comment 2c you indicate your consideration of recording a customer list intangible asset.  Please explain to us why you did not record any other intangible assets and specifically address why you apparently did not record an intangible asset for the fair value of the cGMP manufacturing processes that were completed and validated in May 2007.

Response:

At the time we filed the original March 31, 2007 Form 10-Q, we had only prepared a preliminary analysis of the accounting treatment of the acquisition of Cody Labs.  At that time, we had believed that the purchase price would be approximately equal to the total outstanding loans with Cody since we had agreed that we would accept the stock of Cody Labs in satisfaction of all of our outstanding receivables from Cody.  Under that scenario, the consideration paid would have exceeded the fair value of the net tangible assets acquired by approximately $7.3 million.  This excess would have been first assigned to intangible assets (if any) with the remaining amount recognized as goodwill.  Based on this accounting treatment, we stated in the original March 31, 2007 Form 10-Q that, “the purchase price paid to the shareholders of the supplier equals approximately $11.7 million plus contingent consideration of 120,000 shares of unregistered common stock of the Company” and “the Company currently anticipates that a significant portion of the purchase price will be an intangible asset or goodwill.”

Upon further study, however, we determined SFAS No. 15: Accounting by Debtors and Creditors for Troubled Debt Restructurings (SFAS 15) provides the appropriate guidance for this transaction.  Paragraph 28 states that, “a creditor that receives from a debtor in full satisfaction of a receivable either (i) receivables from third parties, real estate, or other assets or (ii) shares of stock or other evidence of an equity interest in the debtor, or both, shall account for those assets (including an equity interest) at their fair value at the time of the restructuring.”   Our valuation of Cody Labs, based on our best estimate of the discounted future cash flows of the business, indicated a fair market value of the business of $4.4 million.   As a result, the purchase price of Cody Labs was determined to be $4.4 million.  Since this was also approximately equal to the fair value of the net tangible assets of the company, there was no excess purchase price to assign to identifiable intangible assets or goodwill.

Even if the purchase price had exceeded the fair value of the net tangible assets, our analysis indicates that there were no material intangible assets acquired in connection with the transaction.  Paragraph A14 of SFAS 141 provides examples of intangible assets that should be considered for recognition in connection with a business combination.  Although the list is not inclusive, we used it as guidance to identify assets that might meet the recognition criteria provided in paragraph 39.  The examples of intangible assets provided in paragraph 39 are grouped into the following five categories

1)              Marketing-related intangible assets, including trademarks, trade names, non-competition agreements, etc.

2)              Customer-related intangible assets, including customer list, order backlogs, customer contracts  and customer relationships

3)              Artistic-related intangible assets, including books, magazines, newspapers, video and audiovisual material

4)              Contract-based intangible assets, including

a)              Licensing, royalty, standstill agreements

b)             Advertising, construction, management, service or supply contracts

c)              Lease agreements

d)             Construction permits

e)              Franchise agreements

f)                Operating and broadcast rights

g)             Use rights such as drilling, water, air, mineral, timber cutting, and route authorities

h)             Servicing contracts such as mortgage servicing contracts

i)                 Employment contracts

5)              Technology-based intangible assets, including patented technology, unpatented technology, computer software, databases, and trade secrets, such as secret formulas, processes, recipes.

Based on the guidance in SFAS 141, we evaluated the following potential intangible assets for possible recognition in connection with the acquisition of Cody Labs.

1)              Trade name - Although Lannett management anticipates that it may continue to use the Cody name for a period of time, so as to not highlight to Lannett’s competitors the connection to Lannett, Cody is viewed as a minor market participant.  Therefore we do not believe that the Cody name has gained any significant recognition that would benefit an acquirer.

2)              Contract based intangibles – We identified no material favorable or unfavorable contracts to which Cody Labs was a party.

3)              Non-competition agreements – There were no non-competition agreements signed as a part of the transaction.

4)              Backlog - At the transaction date, the company had no material backlog, since operations had been temporarily suspended.

5)              Customer lists – Lannett was a significant customer of Cody Labs and any additional value of customer lists at the transaction date, if any, was not material.

6)              Developed technology or trade secrets –At the transaction date, the Company had no patented or unpatented technological innovations or advances that would have given a buyer a competitive advantage.

7)              DEA license - When Lannett first discussed with Cody Labs the possibility of an acquisition, management believed the probability the license would be granted was relatively high and that the license would have significant value because it would allow the license-holder company to purchase raw materials directly rather than from an intermediate approved supplier.  However, when the acquisition occurred on April 10, 2007, we believed that the probability was sufficiently low to preclude us from recording the license application as an intangible asset.  Management determined it was inappropriate to assign value to an asset the company did not possess.  As of today, the DEA importing license has not yet been granted.

8)              cGMP Manufacturing processes- Cody Labs’ manufacturing processes are designed to comply with GMP, using industry-standard technology.  We do not believe that the existence of GMP manufacturing processes represents a material intangible asset for which a buyer would assign a separate value.  Management does not believe that such processes would have given a buyer a competitive advantage.

SEC Comment # 5:

It is unclear from your response to our previous comment 2e whether you intend to replace the paragraph you identify referring to an independent valuation firm with the sentence discussion your conclusion regarding the fair value of Cody Labs.  Please provide us your draft disclosure removing all references to the independent valuation firm, or name this specialist and provide their consent in Exchange Act filings incorporated by reference into Securities Act filings.

Response:

Lannett intends to clarify this disclosure in the Company’s yet to be released June 30, 2008 Form 10-K as follows:

“Management concluded that Cody Labs had a fair value of $4.4 million after analyzing forecasted cash flows in addition to the net tangible assets of Cody Labs.”

SEC Comment # 6:

As previously requested, please have a duly authorized officer of the company provide a statement submitted on EDGAR acknowledging that:

•                  The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

I, Arthur P. Bedrosian, as Chief Executive Officer of Lannett Company, Inc., acknowledge that:

•                  The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Arthur P. Bedrosian

I, Brian J. Kearns, as Chief Financial Officer of Lannett Company, Inc., acknowledge that:

•                  The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Brian J. Kearns

Appendix A – Lannett Income Statement including Cody Labs consolidation (unaudited)

Lannett Company

Comparison of Original and Revised Quarterly P&L

	Three months December 31, 2006		Three months March 31, 2007		Three months June 30, 2007
	ORIGINAL	REVISED	ORIGINAL	REVISED	ORIGINAL	REVISED

Net sales	$22,916,347	$22,916,347	$20,302,576	$20,302,576	$17,390,842	$17,390,842
Cost of sales	17,402,285	17,336,124	14,127,421	14,584,455	12,631,858	12,623,531
Amortization of intangible assets	446,166	446,166	446,166	446,166	446,166	446,166
Product Royalties	(57,524)	(57,524)	516,576	516,576	226,989	226,989

Gross profit	5,125,420	5,191,581	5,212,413	4,755,379	4,085,829	4,094,156

Research and development expenses	1,538,108	1,686,617	2,269,677	2,322,450	1,859,235	1,897,094
Selling, general, and administrative expenses	2,039,188	3,100,748	2,615,910	3,562,939	3,605,454	4,459,074
Loss on impairment	—	—	7,775,890	—	(7,113)	(7,113)

Operating (loss) income	1,548,124	404,216	(7,449,064)	(1,130,010)	(1,371,747)	(2,254,899)

OTHER INCOME(EXPENSE):
Interest income	112,197	56,292	99,000	42,613	7,158	7,163
Interest expense	(68,369)	(109,427)	(76,102)	(120,005)	(59,909)	(59,909)
	43,828	(53,135)	22,898	(77,392)	(52,751)	(52,746)

(Loss) income before income tax (benefit) expense	1,591,952	351,081	(7,426,166)	(1,207,402)	(1,424,498)	(2,307,645)

Income tax (benefit) expense	636,781	636,781	(818,807)	(818,807)	402,713	402,713

(Loss) income before minority interest adjustment	955,171	(285,700)	(6,607,359)	(388,595)	(1,827,211)	(2,710,358)
Minority interest adjustment	—	1,241,371	—	1,531,730	—	905,682

Net income (loss)	$955,171	$955,671	$(6,607,359)	$1,143,135	$(1,827,211)	$(1,804,676)

Basic (loss) earnings per common share	$0.04	$0.04	$(0.27)	$0.05	$(0.08)	$(0.07)
Diluted (loss) earnings per common share	$0.04	$0.04	$(0.27)	$0.05	$(0.08)	$(0.07)

Basic weighted average number of shares	24,154,533	24,154,533	24,164,385	24,164,385	24,159,251	24,159,251
Diluted weighted average number of shares	24,222,515	24,222,515	24,164,385	24,164,385	24,159,251	24,159,251

Note: June 30, 2007 ORIGINAL excludes Cody Labs “stub” period from April 10, 2007 acquisition.

Appendix B – Lannett Balance Sheet including Cody Labs consolidation (unaudited)

Lannett Company

Comparison of Original and Revised Balances

	December 31, 2006		March 31, 2007		June 30, 2007
	ORIGINAL	REVISED	ORIGINAL	REVISED	ORIGINAL	REVISED
ASSETS
Current Assets
Cash	$2,006,530	$2,098,726	$4,316,849	$4,547,461	$6,281,728	$5,192,341
Trade accounts receivable	27,171,392	27,206,562	29,057,307	29,090,015	19,473,978	19,473,978
Inventories	8,933,026	9,936,767	12,411,532	12,958,333	14,370,316	14,518,484
Interest receivable	100,285	44,124	81,309	23,732	36,260	36,260
Prepaid taxes	2,195,782	2,195,782	2,846,023	2,846,023	2,446,614	2,446,614
Deferred tax assets - current portion	1,461,172	1,461,172	1,461,172	1,461,172	1,461,172	1,461,172
Other current assets	1,771,122	1,078,552	1,853,514	1,071,565	503,636	611,511
Total Current Assets	43,639,309	44,021,685	52,027,706	51,998,301	44,573,704	43,740,360

Property, plant, and equipment	31,015,842	39,325,042	31,854,565	40,481,572	32,628,207	39,260,689
Less accumulated depreciation	(10,344,231)	(11,163,061)	(11,007,325)	(11,969,533)	(11,700,000)	(11,817,528)
	20,671,611	28,161,981	20,847,240	28,512,039	20,928,207	27,443,161
Construction in progress	705,203	705,203	746,700	746,700	176,003	176,003
Investment securities - available for sale	3,771,518	3,771,518	3,780,094	3,780,094	3,320,632	3,320,632
Note Receivable	8,529,163	—	2,733,846	—	—	—
Intangible asset (product rights), net	12,938,835	12,938,835	12,492,668	12,492,668	12,046,502	12,046,502
Minority Interest	—	5,973,184	—	7,504,914	4,454,391	—
Deferred tax assets	16,549,009	16,549,009	17,366,548	17,366,548	16,957,328	16,957,328
Other assets	240,746	249,521	231,832	240,494	225,888	234,438
TOTAL ASSETS	$107,045,394	$112,370,936	$110,226,634	$122,641,758	$102,682,655	$103,918,424

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Current Liabilities
Accounts payable	$4,609,938	$7,180,874	$9,403,063	$11,450,286	$7,114,522	$7,013,985
Accrued expenses	4,262,256	4,062,292	5,737,048	5,599,369	6,569,841	6,719,782
Deferred revenue	—	—	—	—	1,637,993	1,637,993
Unearned grant funds	500,000	500,000	500,000	500,000	500,000	500,000
Current portion of long term debt	591,775	591,775	597,287	597,287	597,287	692,119
Investment in Sub	—	225,983	—	225,983	—	—
Rebates and chargebacks payable	8,558,558	8,558,558	11,847,254	11,847,254	5,686,364	5,686,364
Total Current Liabilities	18,522,527	21,119,482	28,084,652	30,220,179	22,106,007	22,250,243
Long term debt, less current portion	7,349,491	10,753,551	7,193,145	10,575,560	7,068,100	8,987,846
Deferred tax liabilities	2,545,734	2,545,734	2,545,734	2,545,734	2,545,734	2,545,734
Other long term liabilities	—	—	—	—	32,001	32,001
TOTAL LIABILITIES	28,417,752	34,418,767	37,823,531	43,341,473	31,751,842	33,815,824

SHAREHOLDERS’ EQUITY
Common stock	24,154	24,154	24,165	24,165	24,171	24,171
Additional paid-in capital	72,327,719	72,327,719	72,708,625	72,708,625	73,053,778	73,053,778
Accumulated deficit	6,709,585	6,034,112	102,225	6,999,407	(1,724,983)	(2,553,196)
Accumulated other comprehensive income (loss)	(39,246)	(39,246)	(37,342)	(37,342)	(27,583)	(27,583)
	79,022,212	78,346,739	72,797,673	79,694,855	71,325,383	70,497,170
Less: Treasury stock at cost	394,570	394,570	394,570	394,570	394,570	394,570
TOTAL SHAREHOLDERS’ EQUITY	78,627,642	77,952,169	72,403,103	79,300,285	70,930,813	70,102,600
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$107,045,394	$112,370,936	$110,226,634	$122,641,758	$102,682,655	$103,918,424

Note: June 30, 2007 ORIGINAL excludes Cody Labs “stub” period from April 10, 2007 acquisition.